

Mail Stop 3010

December 18, 2009

Fred Litwin, President
Genterra Capital Inc.
106 Avenue Road
Toronto, Ontario
Canada M5R 2H3

> **Re:** **Genterra Capital Inc. (a company to be formed by an amalgamation**
> **of Genterra Inc. and Consolidated Mercantile Incorporated)**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed December 2, 2009**
> **File No. 333-161460**

Dear Mr. Litwin:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment 1 of our letter dated November 20, 2009. Please note that the Division of Investment Management is reviewing your response. Please contact that Division for further guidance regarding the comment.

2.   We note your response to comment 5 of our letter dated November 20, 2009. You continue to rely heavily on the use of defined terms. For example, beginning on page 6, you include a glossary of terms. Many of these terms, such as

"Amalgamation Agreement," "GCI Shareholder," "GCI Shares," "Beneficial Shareholder," "CMI Shares," and "Genterra Common Shares," are being used for their common meanings. Therefore, you could safely eliminate the initial capital letters without causing confusion. Please revise your prospectus accordingly. Refer to Rule 421 of Regulation C for guidance.

Cover Page of Prospectus

3.   We note your response to comment 6 of our letter dated November 20, 2009 and we reissue it in its entirety. Much of the information that you include here is very detailed and is repeated in the summary. Information that is not required by Item 501 of Regulation S-K or is not key to an investment decision is more appropriate in the prospectus summary or the body of the prospectus. Please limit the cover page to one page, as required by Item 501.

Risk Factors, page 10

4.   We note that you have included risk factors that address the risks faced by GCI with respect to its real estate business. From your prospectus, it appears that GCI's real estate business will primarily be the same business carried on by Genterra prior to the amalgamation. Since GCI intends to continue the businesses of both Genterra and CMI, please also include risk factors that address the risks presented to GCI as a result of continuing the business of CMI.

Genterra and CMI Shareholders Will Receive GCI Shares in the Amalgamation, page 14

5.   We have reviewed your response to comment 10 of our letter dated November 20, 2009. Please include similar disclosure in your prospectus.

Historical and pro forma per share data of GCI, Genterra and CMI, page 17

6.   Please update this information through the nine-month interim periods included in the filing (i.e., nine months ended September 30, 2009 for CMI and June 30, 2009 for Genterra). Refer to Instruction 1 to paragraph (f) to Item 3 of Form F-4.

Selected Pro Forma Financial Data for GCI, pages 18-20

7.   Please update this information through the nine-month interim period included in the filing, including the 2008 comparable interim period. Refer to Instruction 1 to paragraph (e) to Item 3 of Form F-4.

Fairness Opinion, page 31

Genterra Formal Valuation, page 33

8.   We note your revised disclosure on page 33 that CVS was best suited to prepare the Genterra Formal Valuation since Genterra was previously satisfied with CVS's services to the company. Please describe in greater detail the previous services provided by CVS to Genterra.

Selected Financial Information – CMI, pages 50-51 and 53

9.   Please update this information through the nine-month interim period included in the filing, including the 2008 comparable interim period. Similarly update the financial data for the Selected Financial Information provided for Genterra. Refer to Item 3(d) of From F-4 and Item 3A1 of Form 20-F.

Information Concerning Genterra, page 134
Description of Business, page 135

10.   We note your response to comment 23 of our letter dated November 20, 2009. Please disclose your average effective annual rental per square foot or unit for the last three years.

Financial Statements - Consolidated Mercantile Incorporated ("CMI")

Interim Period Ended September 30, 2009

11.   Please advise us why you have not included a reconciliation of Canadian GAAP to US GAAP for the interim period ended September 30, 2009 and 2008. Similarly advise us why a reconciliation has not been included for the interim period ended June 30, 2009 and 2008 for the Genterra interim financial statements. Refer to Item 18 of Form 20-F.

Signatures, page 234

12.   We note your response to comment 28 of our letter dated November 20, 2009 and your revised disclosure on the signature page. We reissue in part our prior comment. Above the signatures of the officers and directors that are signing the registration statement in their individual capacities, please include the introductory paragraph that indicates that such persons are signing the registration statement in the capacities indicated. See Signatures on the Form F-4.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jorge Bonilla at (202) 551-3414 or Cicely LaMothe at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our prior comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Joseph Maierovitz
    Goldman, Spring, Kichler & Sanders LLP
    Via facsimile (416) 225-4805

    Dennis P. McConnell
    Dolgenos Newman & Cronin LLP
    Via facsimile (212) 925-0690